Exhibit 99.1

Check-Cap Announces Review of Strategic Alternatives and Reduction in Workforce

ISFIYA, Israel, June 6, 2023 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) today announced that following a review of its business, resources and capabilities, it is exploring strategic alternatives focused on maximizing stockholder value. As part of this process, the Company has engaged Ladenburg Thalmann & Co. Inc. as an advisor to the Company in this process.

Strategic alternatives being evaluated include the sale of all or part of the Company, licensing, merger or reverse merger. There can be no assurance that this process will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful. The Company does not expect to provide incremental updates during the evaluation process unless and until the Company’s Board of Directors has concluded that disclosure is appropriate or required.

As previously reported, the most recent efficacy results from the Company’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study.  After further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company’s Board of Directors has determined that it is appropriate to pursue strategic options. In addition, the Company’s Board of Directors has approved a reduction in its workforce by approximately 90 percent, to reduce the Company’s cash burn, after which the Company expects to have eight remaining employees. In light of these developments, the Company is discontinuing the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study, and plans to concentrate its resources on its essential research activities and strategic alternatives.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company's disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy. C-Scan is an investigational device and is not available for sale in the United States.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" about the Company's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements include, but not limited to, statements related to the expected workforce reduction plan, and the potential for, and timing of, a strategic transaction involving the Company. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements and may also be affected by risks such as: the Company may be unsuccessful in negotiating and successfully completing a strategic transaction or that consummating a transaction takes longer than expected; that costs associated with exploring and closing a strategic transaction are higher than anticipated; that expected benefits from a strategic transaction are not realized; and the other risks and uncertainties in the "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site athttp://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact
Mónica Rouco Molina, Ph.D.
Account Supervisor - Europe
LifeSci Communications
mroucomolina@lifescicomms.com